CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Senior Floating Rate Conversion Notes	$1,000,000	$136.40
due 2027

November 2012 Pricing Supplement No. 436 Registration Statement No. 333-178081 Dated November 23, 2012 Filed pursuant to Rule 424(b)(2)

Senior Floating Rate Conversion Notes due 2027
3-Month USD LIBOR Linked Floating Rate Notes with Issuer Fixed Rate Step-Up Conversion Right

As further described below, and subject to our coupon conversion right, interest will accrue and be payable on the notes quarterly, in arrears, at a variable rate equal to 3-Month USD LIBOR plus 2.50%.  Beginning November 28, 2015, and quarterly thereafter, we may elect to exercise our coupon conversion right to convert the notes so that, for each interest payment following the conversion date, the notes, instead of paying the floating rate described above, will pay interest quarterly at a fixed rate of (i) from and including November 28, 2015 to but excluding November 28, 2018, 4.00% per annum, (ii) from and including November 28, 2018 to but excluding November 28, 2021, 5.00% per annum, (iii) from and including November 28, 2021 to but excluding November 28, 2024, 6.00% per annum and (iv) from and including November 28, 2024 to but excluding the maturity date, 8.00% per annum.  If we decide to exercise our coupon conversion right, we will give you notice at least 5 business days before the conversion date.  All payments on the notes are subject to the credit risk of Morgan Stanley.

FINAL TERMS
General provisions
Issuer:	Morgan Stanley
CUSIP / ISIN:	61760QCB8 / US61760QCB86
Aggregate principal amount:	$1,000,000. May be increased prior to the original issue date but we are not required to do so.
Issue price:	At variable prices
Stated principal amount:	$1,000 per note
Pricing date:	November 23, 2012
Original issue date:	November 28, 2012 (3 business days after the pricing date)
Maturity date:	November 28, 2027
Interest accrual date:	November 28, 2012
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
General interest rate provisions
Interest:	(a) If we have not elected to exercise our coupon conversion right, the floating interest rate (b) If we have elected to exercise our coupon conversion right, the fixed interest rate
Interest payment dates:
Each February 28, May 28, August 28 and November 28, beginning February 28, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest reset dates:	Each February 28, May 28, August 28 and November 28, beginning November 28, 2012.
Day-count convention:	30/360
Floating interest rate provisions
Reference rate:	3-Month USD-LIBOR-BBA. Please see “Additional Provisions—Reference Rate” below.
Floating interest rate:
Reference rate plus 2.50%
For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) London banking days prior to the related interest reset date at the start of such interest payment period (each an “interest determination date”).

Coupon conversion
On each conversion date, we may elect to convert the notes in whole, and not in part, so that instead of paying the floating interest rate, we will pay the applicable fixed interest rate on each interest payment date following the conversion date.  If we decide to exercise the coupon conversion right, we will give you at least 5 business days’ notice before the conversion date.  Upon a coupon conversion, the amount of interest payable on the notes will be fixed and will no longer be based on the reference rate.

Conversion date:	Each February 28, May 28, August 28 and November 28, beginning November 28, 2015.
Fixed interest rate provisions
Fixed interest rate:
From and including November 28, 2015 to but excluding November 28, 2018:  4.00% per annum;
From and including November 28, 2018 to but excluding November 28, 2021:  5.00% per annum;
From and including November 28, 2021 to but excluding November 28, 2024:  6.00% per annum; and
From and including November 28, 2024 to but excluding the maturity date;  8.00% per annum

Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC	Trustee:	The Bank of New York Mellon
Commissions and issue price:	Price to public(1)(2)	Agent’s commissions(2)	Proceeds to issuer
Per note	At variable prices	$17.50	$982.50
Total	At variable prices	$17,500	$982,500

(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $985 per note and will not be more than $1,000 per note. See “Risk Factors—Variable Pricing Risk—The price you pay for the notes may be higher than the prices paid by other investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $17.50 per note depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 21, 2011                 Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Terms continued from the previous page:
Miscellaneous provisions
Early Redemption:	Not applicable
Specified currency:	U.S. dollars
Book-entry or certificated note:	Book-entry
Business day:	New York

Senior Floating Rate Conversion Notes due 2027
3-Month USD LIBOR Linked Floating Rate Notes with Issuer Fixed Rate Step-Up Conversion Right

The Notes

The notes are debt securities of Morgan Stanley.  Subject to our coupon conversion right, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at a rate equal to 3-Month USD LIBOR plus 2.50%.   We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

On each conversion date beginning on November 28, 2015, we may elect to exercise our coupon conversion right to convert the notes, so that, instead of paying the floating interest rate based on the reference rate, for each interest payment following the conversion date, the notes will pay interest quarterly at a fixed rate of (i) from and including November 28, 2015 to but excluding November 28, 2018, 4.00% per annum, (ii) from and including November 28, 2018 to but excluding November 28, 2021, 5.00% per annum, (iii) from and including November 28, 2021 to but excluding November 28, 2024, 6.00% per annum and (iv) from and including November 28, 2024 to but excluding the maturity date, 8.00% per annum.

The stated principal amount of each note is $1,000, and the issue price is variable. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference Rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 2002 to November 23, 2012.  The historical levels of the reference rate do not reflect the 2.50% spread that will apply to the interest that accrues on the notes for each interest payment period during the term of the notes if we have not elected to exercise our coupon conversion right and should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

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Senior Floating Rate Conversion Notes due 2027
3-Month USD LIBOR Linked Floating Rate Notes with Issuer Fixed Rate Step-Up Conversion Right

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.

Yield Risk

▪
The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The issuer has the right to convert the notes to the applicable fixed interest rate.  Beginning on November 28, 2015 and quarterly thereafter, we will have the sole right to decide whether to exercise our coupon conversion right and our decision may depend on movements in market interest rates compared to the fixed interest rate that would apply to the notes if we exercised our coupon conversion right and the reference rate.  We are more likely to exercise our coupon conversion right and pay the applicable fixed interest rate if the floating interest has been and is likely to be greater than the fixed interest rate or rates that would be applicable for the remainder of the term of the notes. If we elect to exercise our conversion coupon right, you would not receive the potentially higher floating interest rates for the remaining term of the notes and the value of the notes would likely decline as a result.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity, and, therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference rate, (ii) volatility of the level of the reference rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity.  Depending on the actual or anticipated level of the reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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Senior Floating Rate Conversion Notes due 2027
3-Month USD LIBOR Linked Floating Rate Notes with Issuer Fixed Rate Step-Up Conversion Right

Variable Pricing Risk

▪
The price you pay for the notes may be higher than the prices paid by other investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.   The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the reference rate may adversely affect the payout to you on the notes.

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Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on November 28, 2012, which will be the third scheduled business day following the date of the pricing of the notes.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $985 per note and will not be more than $1,000 per note.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $17.50 per note depending on market conditions.  The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes.  It is unclear, however, whether the notes should be treated as “contingent payment debt instruments” or “variable rate debt instruments” due to the lack of any controlling legal authority.  We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Optionally Exchangeable Notes.”  In the opinion of our counsel, the above treatment of the notes is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that the notes could also be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes.”

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Senior Floating Rate Conversion Notes due 2027
3-Month USD LIBOR Linked Floating Rate Notes with Issuer Fixed Rate Step-Up Conversion Right

Assuming the notes were treated as “contingent payment debt instruments,” U.S. Holders generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income.  For the comparable yield and the projected payment schedule with respect to a note, please contact Morgan Stanley Structured Notes at 212-761-4000.  If we exercise the coupon conversion right more than six months prior to the maturity date of the notes, U.S. taxable investors will be required to recognize the difference between the actual remaining payments on the notes and the projected amounts of those payments in a reasonable manner over the remaining term of the notes.  Please see the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes.”

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If the notes were instead treated as “variable rate debt instruments” and we do not exercise the coupon conversion right, each interest payment on the notes would be treated as qualified stated interest, which is taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s regular method of tax accounting.  If the notes were treated as “variable rate debt instruments” and we exercised the coupon conversion right, the notes would be treated as retired and then reissued on the date of the exercise of the coupon conversion right for an amount equal to the issue price of the notes.  Depending on when the exercise of the coupon conversion right occurred, the deemed reissued notes might be considered to have OID for U.S. federal income tax purposes.  In general, a U.S. Holder would, regardless of its regular method of tax accounting, be required to accrue any such OID into income on a constant-yield basis.  Any gain or loss recognized on the sale, exchange or other disposition of the notes would be a capital gain or loss.  Please see the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Discount Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Contact Information

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get

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3-Month USD LIBOR Linked Floating Rate Notes with Issuer Fixed Rate Step-Up Conversion Right these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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